Exhibit 99.1

Achilles Therapeutics Reports First Quarter 2022 Financial Results and Recent Business Highlights

- Dosed first patient with higher-dose (Process 2) cNeT for advanced NSCLC (CHIRON) and initiated enrollment of cNeT + PD-1 inhibitor combination (THETIS Cohort B) for metastatic malignant melanoma -

- Expanded global manufacturing by increasing capacity in the UK and establishing a US clinical manufacturing partnership -

- Strong cash balance of $237 million supports all planned operations into 2H 2024 -

London, UK 10 May 2022 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing precision T cell therapies to treat solid tumors, today announced its financial results for the first quarter ended March 31, 2022, and recent business highlights.

“We recently dosed the first patient with our higher-dose cNeT therapy in the CHIRON clinical trial for the treatment of advanced non-small cell lung cancer (NSCLC) and began enrollment in Cohort B of the THETIS clinical trial evaluating cNeT in combination with a PD-1 checkpoint inhibitor for the treatment of metastatic malignant melanoma. We expect to report initial higher-dose monotherapy data from both CHIRON and THETIS as well as initial combination data from THETIS Cohort B in the second half of 2022,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “We also expanded our global footprint, including increased clinical manufacturing capacity in the United Kingdom and the United States, where we have established a US headquarters in Philadelphia that will house our first US R&D facility, to further support our clinical programs. Overall, our unique approach to targeting clonal neoantigens, differentiated ability to detect, quantify and track our cNeT products, and strong balance sheet continue to position us well to execute across our upcoming value-creating catalysts.”

Business Highlights

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Dosed the first patient with higher-dose (Process 2) cNeT monotherapy in the CHIRON clinical trial for advanced NSCLC.
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Following a positive Independent Data Safety Monitoring Committee review, initiated enrollment of THETIS Cohort B to evaluate cNeT therapy in combination with a PD-1 checkpoint inhibitor for the treatment of metastatic malignant melanoma.
•
Strengthened the Board of Directors with the addition of independent member Bernhard Ehmer, MD.

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Expanded global manufacturing by increasing capacity in the United Kingdom with a GMP license obtained for the Cell & Gene Therapy Catapult facility, and entered into a partnership agreement for clinical manufacturing in the United States with the Center for Breakthrough Medicines, a contract development and manufacturing organization in King of Prussia, Pennsylvania.
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Hosted a key opinion leader webcast highlighting important data selected from the 31 posters and presentations on the TRACERx study presented at the 2022 American Association for Cancer Research Annual Meeting.

Financial Highlights

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Cash and cash equivalents: Cash and cash equivalents were $236.9 million as of March 31, 2022, as compared to $266.3 million as of December 31, 2021. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations into the second half of 2024, including full funding of the ongoing Phase I/IIa CHIRON and THETIS clinical trials.
•
Research and development (R&D) expenses: R&D expenses were $13.0 million for the first quarter ended March 31, 2022, as compared to $8.9 million for the first quarter ended March 31, 2021. The increase was primarily driven by increased activity related to our ongoing clinical trials and overall R&D.
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General and administrative (G&A) expenses: G&A expenses were $6.0 million for the first quarter ended March 31, 2022, as compared to $4.8 million for the first quarter ended March 31, 2021. The increase was primarily driven by fees associated with the Company’s public company obligations, and an increase in headcount and related personnel costs.
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Net loss: Net loss for the first quarter ended March 31, 2022, was $17.4 million or $0.45 per share compared to $13.8 million, or $8.38 per share for the first quarter ended March 31, 2021.

2022 Milestones and Upcoming Events

•
Higher-dose Monotherapy: Report initial data from the higher-dose cohort of patients undergoing cNeT monotherapy for the treatment of NSCLC and melanoma in the second half of 2022.
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cNeT Combination: Dose first melanoma patient with cNeT in combination with a PD-1 checkpoint inhibitor in Cohort B of the THETIS clinical trial and report initial data in the second half of 2022.
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Manufacturing: Begin clinical cNeT production at the Cell & Gene Therapy Catapult facility in the second half of 2022.
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Tumor Archiving Program: Initiate program in the second quarter of 2022.

Achilles will present at the following medical and investor conferences in May 2022. Additional details will be available in the Events & Presentations section of the Company’s website:

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BofA Securities 2022 Healthcare Conference: May 9-13, 2022
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H.C. Wainwright Global Investment Conference: May 23-26, 2022

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary AI-Powered PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Investors:

Achilles Therapeutics
Lee M. Stern, VP, IR & External Communications
l.stern@achillestx.com

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com

Media:
Consilium Strategic Communications
Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	March 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$236,931	$266,319
Prepaid expenses and other current assets	22,118	18,430
Total current assets	259,049	284,749
Non-current assets:
Property and equipment, net	18,376	17,743
Operating lease right of use assets	11,070	11,048
Deferred tax assets	26	26
Restricted cash	33	33
Other assets	3,636	3,507
Total non-current assets	33,141	32,357
TOTAL ASSETS	$292,190	$317,106
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,036	$3,722
Income taxes payable	15	—
Accrued expenses and other liabilities	9,131	10,906
Operating lease liabilities-current	4,670	4,482
Total current liabilities	17,852	19,110
Non-current liabilities:
Operating lease liabilities-non-current	7,212	7,777
Other long-term liability	671	691
Total non-current liabilities	7,883	8,468
Total liabilities	25,735	27,578
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,754,227 and 40,603,489 shares authorized, issued and outstanding at March 31, 2022 and December 31, 2021, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at March 31, 2022 and December 31, 2021	128	128
Additional paid in capital	403,780	401,821
Accumulated other comprehensive (loss) income	(1,041)	6,636
Accumulated deficit	(136,466)	(119,111)
Total shareholders’ equity	266,455	289,528
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$292,190	$317,106

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021
OPERATING EXPENSES:
Research and development	$13,014	$8,876
General and administrative	5,955	4,832
Total operating expenses	18,969	13,708
Loss from operations	(18,969)	(13,708)
OTHER INCOME, NET:
Other income (expense)	1,629	(45)
Total other income, net	1,629	(45)
Loss before provision for income taxes	(17,340)	(13,753)
Provision for income taxes	(15)	(12)
Net loss	(17,355)	(13,765)
Other comprehensive income:
Foreign exchange translation adjustment	(7,677)	2,063
Comprehensive loss	$(25,032)	$(11,702)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.45)	$(8.38)
Weighted average ordinary shares outstanding—basic and diluted	38,891,822	1,641,938